Exhibit 99.2

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

SEA LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and September 30, 2020	1 – 4
Unaudited Interim Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2019 and 2020	5 – 6
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Nine Months Ended September 30, 2019 and 2020	7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2019 and 2020	8 – 9
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity for the Nine Months Ended September 30, 2019 and 2020	10 – 12
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	13 – 40

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of September 30,
	Note	2019	2020
		$_	$_

ASSETS
Current assets
Cash and cash equivalents		3,118,988	3,509,039
Restricted cash		434,938	692,843
Accounts receivable, net of allowance for credit losses of $4,083 and $8,434, as of December 31, 2019 and September 30, 2020 respectively		187,035	289,158
Prepaid expenses and other assets, net of allowance for credit losses of $1,259 and $55,010, as of December 31, 2019 and September 30, 2020 respectively		535,187	961,326
Inventories, net		26,932	61,676
Short-term investments	5	102,324	42,320
Amounts due from related parties		4,735	6,725

Total current assets		4,410,139	5,563,087

Non-current assets
Property and equipment, net	4	318,620	358,390
Operating lease right-of-use assets, net		182,965	215,056
Intangible assets, net		15,020	35,882
Long-term investments, net of allowance for credit loss of nil and $13,429 as of December 31, 2019 and September 30, 2020 respectively	5	113,797	219,138
Prepaid expenses and other assets, net of allowance for credit losses of $885 and $13,466, as of December 31, 2019 and September 30, 2020 respectively		65,684	246,617
Restricted cash		16,652	24,870
Deferred tax assets		70,340	89,441
Goodwill	3	30,952	208,095

Total non-current assets		814,030	1,397,489

Total assets		5,224,169	6,960,576

SEA LIMITED UNAUDITED INTERIM UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of September 30,
	Note	2019	2020
		$_	$_

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $11,274 and $10,272 as of December 31, 2019 and September 30, 2020, respectively)		69,370	118,433
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $93,146 and $85,660 as of December 31, 2019 and September 30, 2020, respectively)		980,805	1,545,039
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $6,116 and $8,555 as of December 31, 2019 and September 30, 2020, respectively)		65,062	121,039
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $1,569 and $1,698 as of December 31, 2019 and September 30, 2020, respectively)		34,990	50,816
Short-term borrowings (including short-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,258 and nil as of December 31, 2019 and September 30, 2020, respectively)		1,258	–
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $8,797 and $10,289 as of December 31, 2019 and September 30, 2020, respectively)		56,320	69,714
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $133,362 and $194,774 as of December 31, 2019 and September 30, 2020, respectively)		1,097,868	1,811,414
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and September 30, 2020, respectively)	6	29,481	–
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $5,850 and $1,852 as of December 31, 2019 and September 30, 2020, respectively)		27,212	56,084

Total current liabilities		2,362,366	3,772,539

SEA LIMITED UNAUDITED INTERIM UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of September 30,
	Note	2019	2020
		$_	$_

Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,357 and $1,178 as of December 31, 2019 and September 30, 2020, respectively)		25,802	27,702
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $358 and nil as of December 31, 2019 and September 30, 2020, respectively)		358	–
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $20,129 and $18,658 as of December 31, 2019 and September 30, 2020, respectively)		144,000	160,703
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $49,325 and $65,589 as of December 31, 2019 and September 30, 2020, respectively)		160,708	304,148
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and September 30, 2020, respectively)	6	1,356,332	1,920,942
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and September 30, 2020, respectively)		975	1,701
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $976 and $107 as of December 31, 2019 and September 30, 2020, respectively)		976	107

Total non-current liabilities		1,689,151	2,415,303

Total liabilities		4,051,517	6,187,842

Commitments and contingencies	13

SEA LIMITED UNAUDITED INTERIM UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of September 30,
Note		2019	2020
		$_	$_

Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2019 and September 30, 2020 respectively; Issued and outstanding: 311,068,949 and 337,424,498 shares as of December 31, 2019 and September 30, 2020, respectively)	_	154	168
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2019 and September 30, 2020, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2019 and September 30, 2020, respectively)		76	76
Additional paid-in capital		4,687,284	5,374,184
Accumulated other comprehensive income (loss)		5,449	(8,190)
Statutory reserves		46	112
Accumulated deficit		(3,530,585)	(4,625,115)

Total Sea Limited shareholders’ equity		1,162,424	741,235
Non-controlling interests		10,228	31,499

Total shareholders’ equity		1,172,652	772,734

Total liabilities and shareholders' equity		5,224,169	6,960,576

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts expressed in thousands of US dollars (“$”))

		For the Nine Months ended September 30,
Note		2019	2020
		$_	$_

Revenue
Service revenue
Digital entertainment		731,935	1,322,610
E-commerce and other services		526,144	1,120,764

Sales of goods		140,075	365,740

Total revenue		1,398,154	2,809,114

Cost of revenue
Cost of service
Digital entertainment		(296,788)	(493,969)
E-commerce and other services		(612,833)	(1,132,136)

Cost of goods sold		(148,465)	(367,816)

Total cost of revenue		(1,058,086)	(1,993,921)

Gross profit		340,068	815,193

Operating income (expenses)
Other operating income		9,875	116,948
Sales and marketing expenses		(627,803)	(1,165,653)
General and administrative expenses		(276,160)	(468,210)
Research and development expenses		(107,167)	(244,278)

Total operating expenses		(1,001,255)	(1,761,193)

Operating loss		(661,187)	(946,000)
Interest income		24,539	20,529
Interest expense		(31,041)	(113,354)
Investment gain, net		4,817	45,253
Changes in fair value of convertible notes		(466,102)	(87)
Foreign exchange gain (loss)		5,583	(7,795)

Loss before income tax and share of results of equity investees		(1,123,391)	(1,001,454)
Income tax expense	8	(49,853)	(97,474)
Share of results of equity investees		(2,558)	(660)

Net loss		(1,175,802)	(1,099,588)

Net (profit) loss attributable to non-controlling interests		(3,208)	5,124

Net loss attributable to Sea Limited’s ordinary shareholders		(1,179,010)	(1,094,464)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued) (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		For the Nine Months ended September 30,
	Note	2019	2020
		$_	$_

Loss per share:
Basic and diluted	9	(2.75)	(2.32)

Weighted average shares used in loss per share computation:
Basic and diluted		428,606,948	471,375,477

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts expressed in thousands of US dollars (“$”))

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Net loss	(1,175,802)	(1,099,588)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments:
Translation loss	(5,546)	(10,799)

Net change	(5,546)	(10,799)

Available-for-sale investments:
Change in unrealized loss	(16,580)	(5,286)

Net change	(16,580)	(5,286)

Total other comprehensive loss, net of tax	(22,126)	(16,085)

Total comprehensive (gain) loss attributable to non-controlling interests	(3,260)	7,551

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(1,201,188)	(1,108,122)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts expressed in thousands of US dollars (“$”))

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Cash flows from operating activities
Net loss	(1,175,802)	(1,099,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	2,415	61,424
Amortization of discount on convertible notes	20,856	65,111
Amortization of intangible assets	3,333	8,671
Changes in fair value of convertible notes	466,102	87
Deferred income tax	(8,368)	(18,209)
Depreciation of property and equipment	83,718	118,992
Gain on disposal of subsidiaries	–	(62,115)
Gain on re-measurement of previously held equity interests	–	(3,003)
Impairment loss on intangible asset	–	5,713
Impairment loss on investments	1,087	8,856
Loss on debt extinguishment	–	22,647
Net foreign exchange differences	(10,211)	(12,260)
Share-based compensation	82,134	196,399
Share of results of equity investees	2,558	660
Others	1,584	3,017

Operating cash flows before changes in working capital:	(530,594)	(703,598)

Inventories	16,917	(37,476)
Accounts receivable	(41,766)	(116,589)
Prepaid expenses and other assets	(178,547)	(299,139)
Amounts due from related parties	2,905	(7,453)
Operating lease right-of-use assets	(51,378)	(33,338)
Accounts payable	10,913	51,551
Accrued expenses and other payables	223,142	522,669
Advances from customers	20,583	58,094
Operating lease liabilities	58,771	32,600
Deferred revenue	559,963	862,164
Income tax payable	6,511	30,885
Amounts due to related parties	243	10,054

Net cash generated from operating activities	97,663	370,424

Cash flows from investing activities

Purchase of property and equipment	(197,493)	(219,172)
Purchase of intangible assets	(5,757)	(11,181)
Purchase of investments	(18,309)	(102,575)
Proceeds from disposal of property and equipment	1,088	1,397
Proceeds from sale and maturity of investments	640	11,458
Distribution from investments	293	875
Acquisition of businesses, net of cash acquired	–	(90,994)
Disposal of subsidiaries, net of cash disposed	–	15,008
Change in prepaid expenses and other assets	–	(124,792)

Net cash used in investing activities	(219,538)	(519,976)

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (Amounts expressed in thousands of US dollars (“$”))

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Cash flows from financing activities
Repayment of borrowings	(1,814)	(31,824)
Proceeds from borrowings	868	1,224
Proceeds from issuance of ordinary shares, net	1,535,408	13,958
Contribution by non-controlling interest	88	–
Transaction with non-controlling interests	–	(20,736)
Payments for exchange and conversion of convertible notes	–	(50,007)
Proceeds from issuance of convertible notes, net	–	1,005,662
Change in accrued expenses and other payables	–	(134,246)

Net cash generated from financing activities	1,534,550	784,031

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	1,848	21,695
Net increase in cash, cash equivalents and restricted cash	1,414,523	656,174
Cash, cash equivalents and restricted cash at beginning of the period	1,259,312	3,570,578

Cash, cash equivalents and restricted cash at end of the period	2,673,835	4,226,752

Supplement disclosures of cash flow information:
Income taxes paid	(52,996)	(87,689)
Interest paid	(6,952)	(12,422)
Interest received	24,539	20,529

Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	(17,149)	6,312
Purchase of intangible assets included in accrued expenses and other payables	(419)	5,563
Purchase of property and equipment included in prepayments	2,445	(34,867)
Purchase of intangible assets included in prepayments	56	(8,708)
Conversion and exchange of convertible notes into ordinary shares	(1,080,112)	(359,344)
Acquisition of a subsidiary by conversion of convertible notes	–	72,000
Proceeds from disposal of a subsidiary included in prepaid expenses and other assets	–	17,134

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ (deficit) equity	Non-controlling interests	Total shareholders’ (deficit) equity
		$_	$_	$_	$_	$_	$_	$_	$_

Balance as of January 1, 2019	342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

Comprehensive loss:
Net loss for the period	–	–	–	–	–	(1,179,010)	(1,179,010)	3,208	(1,175,802)
Foreign currency translation adjustments	–	–	–	(5,598)	–	–	(5,598)	52	(5,546)
Net change in unrealized gain on available-for-sale investments	–	–	–	(16,580)	–	–	(16,580)	–	(16,580)
Conversion of convertible notes into Class A ordinary shares	45,645,884	23	1,080,089	–	–	–	1,080,112	–	1,080,112
Issuance of Class A ordinary shares, net of issuance costs	69,000,000	35	1,517,923	–	–	–	1,517,958	–	1,517,958
Capital contributed by non-controlling interest	–	–	–	–	–	–	–	88	88
Shares issued to depositary bank	6,000,000	–	–	–	–	–	–	–	–
Exercise of share options	3,467,852	2	17,448	–	–	–	17,450	–	17,450
Restricted share awards and restricted share units issued	1,651,629	–	–	–	–	–	–	–	–
Share-based compensation	–	–	81,275	–	–	–	81,275	–	81,275
Settlement of share incentives with shares held by depositary bank	(5,119,481)	–	–	–	–	–	–	–	–

Balance as of September 30, 2019	463,244,652	230	4,505,967	(6,979)	46	(3,246,796)	1,252,468	7,032	1,259,500

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.
.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued) (Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
		$_	$_	$_	$_	$_	$_	$_	$_

Balance as of September 30, 2019	463,244,652	230	4,505,967	(6,979)	46	(3,246,796)	1,252,468	7,032	1,259,500

Comprehensive loss:
Net loss for the period	–	–	–	–	–	(283,789)	(283,789)	1,869	(281,920)
Foreign currency translation adjustments	–	–	–	8,717	–	–	8,717	59	8,776
Net change in unrealized gain on available-for-sale investments	–	–	–	3,711	–	–	3,711	–	3,711
Issuance of Class A ordinary shares, net of issuance costs	–	–	–	–	–	–	–	–	–
Capital contributed by non-controlling interest	–	–	–	–	–	–	–	1,268	1,268
Equity component of convertible notes	–	–	240,582	–	–	–	240,582	–	240,582
Purchase of capped calls related to issuance of convertible notes	–	–	(97,060)	–	–	–	(97,060)	–	(97,060)
Shares issued to depositary bank	–	–	–	–	–	–	–	–	–
Exercise of share options	269,124	–	3,395	–	–	–	3,395	–	3,395
Restricted share awards and restricted share units issued	332,010	–	–	–	–	–	–	–	–
Share-based compensation	–	–	34,400	–	–	–	34,400	–	34,400
Settlement of share incentives with shares held by depositary bank	(601,134)	–	–	–	–	–	–	–	–

Balance as of December 31, 2019	463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued) (Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
		$_	$_	$_	$_	$_	$_	$_	$_

Balance as of January 1, 2020	463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

Comprehensive loss:
Net loss for the period	–	–	–	–	–	(1,094,464)	(1,094,464)	(5,124)	(1,099,588)
Foreign currency translation adjustments	–	–	–	(8,346)	–	–	(8,346)	(2,453)	(10,799)
Net change in unrealized loss on available-for-sale investments	–	–	–	(5,312)	–	–	(5,312)	26	(5,286)
Acquisition of subsidiary	–	–	–	–	–	–	–	37,511	37,511
Appropriation of statutory reserves	–	–	–	–	66	(66)	–	–	–
Equity component of convertible notes	–	–	284,727	–	–	–	284,727	–	284,727
Purchase of capped calls related to issuance of convertible notes	–	–	(135,700)	–	–	–	(135,700)	–	(135,700)
Conversion and exchange of convertible notes into Class A ordinary shares	22,255,549	11	359,333	–	–	–	359,344	–	359,344
Transaction with non-controlling interests	–	–	(21,556)	19	–	–	(21,537)	801	(20,736)
Disposal of interest in a subsidiary	–	–	–	–	–	–	–	(11,971)	(11,971)
Shares issued to depositary bank	4,000,000	–	–	–	–	–	–	–	–
Exercise of share options	2,054,760	1	14,019	–	–	–	14,020	–	14,020
Restricted share awards and restricted share units issued	2,549,616	2	(2)	–	–	–	–	–	–
Share-based compensation	–	–	186,079	–	–	–	186,079	2,481	188,560
Settlement of share incentives with shares held by depositary bank	(4,504,376)	–	–	–	–	–	–	–	–

Balance as of September 30, 2020	489,600,201	244	5,374,184	(8,190)	112	(4,625,115)	741,235	31,499	772,734

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Sea Limited (the “Company”), its subsidiaries and variable interest entities (“VIEs”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2019. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2019 and 2020 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2020. The condensed consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements, but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.

VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of September 30, 2020 were $388,376 and $572,300 respectively (December 31, 2019: $598,727 and $714,034, respectively). There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including land, data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises, warehouses and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s unaudited interim condensed consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION (continued)

VIE disclosures (continued)
The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2019 and September 30, 2020 and for the nine months ended September 30, 2019 and 2020 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,	As of September 30,
	2019	2020
	$_	$_

ASSETS:
Current assets:
Cash and cash equivalents	111,831	91,916
Restricted cash	237,874	39,110
Accounts receivable, net	8,672	11,313
Prepaid expenses and other assets	25,586	31,798
Inventories, net	6,517	16,022
Short-term investments	30,324	7,374
Amounts due from related parties	286	513
Amounts due from intercompanies (1)	34,432	52,306

Total current assets	455,522	250,352

Non-current assets:
Property and equipment, net	54,092	36,299
Operating lease right-of-use assets, net	27,637	27,182
Intangible assets, net	300	539
Long-term investments	13,961	15,554
Prepaid expenses and other assets	14,312	12,587
Restricted cash	–	65
Deferred tax assets	32,903	45,798

Total non-current assets	143,205	138,024

Total assets (2)	598,727	388,376

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION (continued)

VIE disclosures (continued)
	As of December 31,	As of September 30,
	2019	2020
	$_	$_
LIABILITIES:
Current liabilities:
Accounts payable	11,274	9,977
Accrued expenses and other payables	93,146	82,565
Advances from customers	6,116	8,555
Amounts due to related parties	1,569	1,698
Short-term borrowings	1,258	–
Operating lease liabilities	8,797	10,289
Deferred revenue	133,362	194,774
Income taxes payable	5,850	1,852
Amounts due to intercompanies (1)	367,537	163,463

Total current liabilities	628,909	473,173

Non-current liabilities:
Accrued expenses and other payables	1,357	1,148
Long-term borrowings	358	–
Operating lease liabilities	20,129	18,658
Deferred revenue	49,325	65,589
Amounts due to intercompanies (1)	12,980	13,625
Unrecognized tax benefits	976	107

Total non-current liabilities	85,125	99,127

Total liabilities	714,034	572,300

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Revenue
- Third party customers	300,036	382,524
- Intercompanies	75,188	121,202

Net profit (loss)	4,003	(35,150)

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Net cash (used in) generated from operating activities	(93,077)	111,154
Net cash used in investing activities	(35,393)	(16,959)
Net cash generated from financing activities	173,716	9,313

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION (continued)

VIE disclosures (continued)
(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions and funds advanced for working capital purpose.

(2)	These assets can be used only to settle the obligations of the respective VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(b)	Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of accounts receivable and other receivables, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation is becoming more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Fair value of financial instruments

Available-for-sale investments are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). The 2017 Convertible Notes were carried at fair value, and had been fully converted into Class A ordinary shares of the Company during the nine months ended September 30, 2020. The liability component of the other convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its non-current available-for-sale investments and convertible notes that are recognized in the consolidated financial statements.

(d)	Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to for those goods or services. Revenue is measured based on the amount of consideration that the Company expects to receive reduced by discounts, incentives and rebates. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

The Company evaluates revenue from services and sales of goods to determine if it controls such services and goods to be the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). The key indicators that the Company evaluates in determining gross versus net treatment include, but are not limited to, (i) which party is primarily responsible for fulfilling the promise to provide the specified good or service; (ii) which party bears inventory risks before the specified good or service has been transferred to a customer; and (iii) which party has discretion in establishing the price for the specified good or service.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiary and consolidated VIEs. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon conclusion of the measurement period, any adjustments are recorded in the consolidated statements of operations.

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

No impairment of goodwill was recorded in the nine months ended September 30, 2019 and 2020.

(f)	Allowance for credit losses

On January 1, 2020, the Company adopted the ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments with the cumulative effect of adoption recorded as an adjustment to the beginning accumulated deficit. The amendments require the measurement of credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale investments to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the investment.

The adoption of the new accounting standard on January 1, 2020 does not result in a material adjustment to the beginning accumulated deficit.

Receivables

The Company has also elected the practical expedients permitted under the new accounting standard, which amongst other things, allowed the use of fair value of collateral at the reporting date when recording the net carrying amount of the receivables and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company’s assessment as of the reporting date (collateral-dependent financial asset).

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Allowance for credit losses (continued)

Receivables (continued)

The Company has established a provision matrix that based on its historical credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. It reflects the probability-weighted outcome, time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The allowances for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. The above-mentioned provision matrix has also been used to determine allowances for credit losses for off-balance sheet loan commitments.

Available-for-sale investments

The Company compares the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses are recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis.

(g)	Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) - Accounting For Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies the accounting and disclosures for convertible instruments and contracts in an entity's own equity. The Company will adopt ASU 2020-06 in its first quarter of 2022. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	ACQUISITIONS AND DISPOSALS

(a)	Acquisitions

During the nine months ended September 30, 2020, the Company acquired two companies and their underlying subsidiaries for an aggregate consideration of $259,960. As a result, both acquisitions were consolidated as subsidiaries of the Company from the date of acquisition.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

$_

Cash and cash equivalent	92,669
Prepaid expense and other assets, net of allowance for credit losses of $21,471	212,244
Long-term investments	33,757
Identifiable intangible assets (i)	27,167
Others	5,752

Total assets acquired	371,589

Accrued expenses, payables and liabilities	(229,922)
Borrowings	(29,923)
Others	(2,560)

Total liabilities assumed	(262,405)

Net assets acquired	109,184

Fulfilled by:
Cash consideration	259,960
Fair value of non-controlling interests (ii)	37,511
Fair value of previously held interests (iii)	4,103

Goodwill	192,390

(i)	Acquired intangible assets had estimated amortization periods not exceeding eight years.

(ii)	Fair value of non-controlling interests was estimated with reference to the recent purchase price per share as of the acquisition date.

(iii)
Fair value of previously held interests was estimated based on the purchase consideration payable to similar instruments and recorded a gain of $3,003 in the consolidated statements of operations for the period ended September 30, 2020.

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisitions.

The revenue and results since the acquisition date included in the consolidated statement of comprehensive loss for the period ended September 30, 2020 were insignificant. The Company’s revenue and results for the period would not be materially different should the acquisitions have otherwise occurred on January 1, 2020.

The related transaction costs of the acquisitions were not material to the Company’s consolidated financial statements.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	ACQUISITIONS AND DISPOSALS (continued)

(b)	Disposals

During the nine months ended September 30, 2020, the Company lost control over certain subsidiaries. As a result, the Company derecognized goodwill of $15,247 and recognized a gain of disposal in the consolidated statements of operations as “Investment gain, net”, which includes gain from remeasurement of remaining interest of $37,083. The remaining interest in a former subsidiary was measured at fair value, estimated with reference to the recent selling price per share as of the disposal date and considered a related party after deconsolidation.

4.	PROPERTY AND EQUIPMENT, NET

	As of
	December 31,	September 30,
	2019	2020
	$_	$_

Computers	339,221	474,513
Office equipment, furniture and fittings	24,883	29,531
Leasehold improvements	129,298	142,064
Motor vehicles	14,624	4,741
Warehouse equipment	3,464	5,060
Land use right	20,598	20,977
Building	814	1,350
Construction-in-progress	–	340

	532,902	678,576
Less: accumulated depreciation	(214,282)	(320,186)

	318,620	358,390

Depreciation expenses recognized for the nine months ended September 30, 2019 and 2020 were $83,718 and $118,992, respectively, and were included in the following captions:

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Cost of revenue	57,273	83,652
Sales and marketing expenses	2,228	3,491
General and administrative expenses	22,785	29,119
Research and development expenses	1,432	2,730

	83,718	118,992

No impairment loss had been recognized during the nine months ended September 30, 2019 and 2020, respectively.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	INVESTMENTS

(a)	Short-term investments

Held to maturity investments

The Company’s short-term held to maturity investments comprise time deposits placed with financial institutions and medium term notes with maturity of more than three months. The carrying amount of the Company’s short-term deposits was $30,324 and $7,374 as of December 31, 2019 and September 30, 2020, respectively.

The carrying amount of the Company’s medium term notes was nil and $6,712 and the fair value (Level 1) was nil and $6,712 as of December 31, 2019 and September 30, 2020, respectively. No allowance for credit loss had been recognized during the nine months ended September 30, 2019 and 2020, respectively.

Available-for-sale investments

The Company’s short-term available-for-sale investments comprise convertible loan, exchangeable loan and corporate bonds. The carrying amount of the Company’s available-for-sale investments was $72,000 and $28,234 as of December 31, 2019 and September 30, 2020, respectively.

No allowance for credit loss had been recognized during the nine months ended September 30, 2019 and 2020, respectively. The net unrealized fair value loss of nil and $4 related to the short-term available-for-sale investments had been recognized in the consolidated statements of comprehensive loss as “Other comprehensive loss” during the nine months ended September 30, 2019 and 2020, respectively.

(b)	Long-term investments

Held to maturity investments

The Company’s long-term held to maturity investments comprise time deposits and sovereign bonds placed with financial institutions with maturity of more than twelve months. The carrying amount of the Company’s long-term time deposits was $216 and nil as of December 31, 2019 and September 30, 2020, respectively.

The carrying amount of the Company’s sovereign bonds was nil and $64,455 and the fair value (Level 1) was nil and $64,313 as of December 31, 2019 and September 30, 2020, respectively. No allowance for credit loss had been recognized during the nine months ended September 30, 2019 and 2020, respectively.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	INVESTMENTS (continued)

(b)	Long-term investments (continued)

Available-for-sale investments

The carrying amount of the Company’s long-term available-for-sale investments was $56,418 and $42,582 as of December 31, 2019 and September 30, 2020, respectively. An allowance for credit loss of nil and $13,429 had been recognized in the consolidated statements of operations as “Investment gain, net” during the nine months ended September 30, 2019 and 2020, respectively. The net unrealized fair value loss of $16,580 and $5,282 related to the long-term available-for-sale investments had been recognized in the consolidated statements of comprehensive loss as “Other comprehensive loss” during the nine months ended September 30, 2019 and 2020, respectively.

The Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized cost bases.

Subsequent to September 30, 2020, the Company has written off its long term available-for-sale investments amounting to $37,571 as the amount is no longer expected to be recoverable.

Equity securities

The carrying amount of the Company’s equity security investments was $21,665 and $19,038 as of December 31, 2019 and September 30, 2020, respectively. An impairment loss of nil and $6,845 had been recognized during the nine months ended September 30, 2019 and 2020, respectively.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	INVESTMENTS (continued)

(b)	Long-term investments (continued)

Investment in equity investees

Set out below are movement of the investment in equity investees during the nine months ended September 30, 2019 and 2020 and full year ended December 31, 2019.

$_

Balance at January 1, 2019	26,309
Additions	8,422
Share of results	(2,558)
Share of other comprehensive loss	(490)
Distribution from investment	(281)
Disposal	(523)

Balance at September 30, 2019	30,879

Additions	5,365
Share of results	(681)
Share of other comprehensive income	175
Distribution from investment	(172)
Impairment	(68)

Balance at December 31, 2019	35,498

Additions	10,932
Retained interest in a former subsidiary	49,782
Share of results	(660)
Share of other comprehensive income	313
Distribution from investment	(791)
Impairment	(2,011)

Balance at September 30, 2020	93,063

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	CONVERTIBLE NOTES

	As of
	December 31,	September 30,
	2019	2020
	$_	$_

Current:
2017 Convertible Notes	29,481	–

Non-current:
2018 Convertible Notes	453,215	112,622
2019 Convertible Notes	903,117	936,265
2020 Convertible Notes	–	872,055

	1,356,332	1,920,942

(a)	2017 Convertible Notes

During the year ended December 31, 2017, the Company issued the convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $675,000, at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the initial public offering (“IPO”), (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates.

The noteholders have the right, at their option, to convert the outstanding principal amount of the 2017 Convertible Notes in whole or in part of a minimum of 50%, into fully paid and non-assessable ordinary shares of the Company at any time following the IPO closing date up to the maturity date if an IPO occurs, at a conversion price ranging from $13.13 to $14.26  calculated according to an agreed-upon formula which stipulates a discount to the IPO price based on a discount rate and the time period between the issuance dates of the relevant 2017 Convertible Notes and the IPO pricing date, subject to certain anti-dilution adjustments.

Following the closing of the IPO on October 20, 2017, the American Depositary Shares (“ADSs”) representing the underlying Class A ordinary shares are publicly traded and the Conversion Option is subject to derivative accounting. The Company elected to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings.

During the nine months ended September 30, 2019, and 2020, certain noteholders had converted the outstanding principal amount of the 2017 Convertible Notes totalling $615,000 and $10,000 into Class A ordinary shares. The 2017 Convertible Notes had been fully converted into Class A ordinary shares of the Company during the nine months ended September 30, 2020.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes

The Company also issued the following convertible notes and the terms are as follow:

	2018 Convertible Notes	2019 Convertible Notes	2020 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019	May 22, 2020
Maturity date	July 1, 2023	December 1, 2024	December 1, 2025
Principal amount	$575,000	$1,150,000	$1,150,000
Interest rate	2.25%	1.00%	2.38%
Initial conversion rate	50.5165 ADSs per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024	September 1, 2025

The 2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes holders (the “Holders”) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The conversion is subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the Holders.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2019 Convertible Notes and 2020 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815 to determine if these features require bifurcation. The Conversion Option was not required to be bifurcated because it was indexed to the Company’s ADSs and meets all additional conditions for equity classification. The Contingent Redemption Options were not required to be bifurcated because they were considered to be clearly and closely related to the debt host, as the convertible notes were not issued at a substantial discount and are redeemable at par.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes (continued)

The 2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2018 Convertible Notes	2019 Convertible Notes	2020 Convertible Notes

Liability component	$410,926	$897,918	$856,635
Effective interest rate	9.38%	6.03%	8.21%
Equity component	$152,714	$240,582	$284,727
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500	$8,638

The liability component was measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within “Additional paid-in capital” and not subsequently remeasured.

During the nine months ended September 30, 2019 and 2020, the Company recognized total interest expense for coupon interest of $9,703 and $25,480, respectively and amortization of discount on the liability component amounted to $20,856 and $65,111, respectively.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes (continued)

Capped call transactions

In connection with the offering of 2019 Convertible Notes and 2020 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The details of the Capped Calls are as follows:

	2019 Convertible Notes	2020 Convertible Notes

Initial strike price per share	$50.13	$90.46
Initial cap price per share	$70.36	$136.54

The Capped Calls are generally intended to reduce or offset the potential economic dilution of approximately 22,940,000 and 12,713,000 shares to our Class A ordinary shares upon any conversion of the 2019 Convertible Notes and 2020 Convertible Notes, respectively, with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The costs of $97,060 and $135,700 incurred in connection with the Capped Calls of the 2019 Convertible Notes and 2020 Convertible Notes, respectively, were recorded as reductions to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

(c)	Exchange and conversion of 2018 Convertible Notes

During the nine months ended September 30, 2020, a total principal amount of $439,016 convertible notes were exchanged or converted by certain 2018 Convertible Notes holders. These exchanges or conversions were satisfied through a combination of cash and Class A ordinary shares settlement.

Subsequent to September 30, 2020, certain 2018 Convertible Notes holders exchanged or converted a total principal amount of $86,979 convertible notes. These exchanges or conversions were satisfied through a combination of cash and Class A ordinary shares settlement.

The exchange and conversion completed during the nine months ended September 30, 2020 resulted in a loss on debt extinguishment of $22,647 recorded in the consolidated statements of operations as “Interest expense”.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	SHARE BASED COMPENSATION

The Company amended its 2009 share incentive plan (the “Plan”) in July 2019. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”) of up to 83,000,000 Class A ordinary shares. The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect on January 1, 2019, July 25, 2019 and January 1, 2020, the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938, 103,129,938 and 123,292,170 Class A ordinary shares.

During the nine months ended September 30, 2020, the Company granted 5,809,024 options, 4,598,613 RSUs and 83,617 SARs to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions.

Granted in 2020

Risk-free interest rates	0.39% – 1.66%
Expected term	5.5 – 7.5 years
Expected volatility	32.4% – 33.7%
Expected dividend yield	–
Fair value of share options	$13.81 – $50.58

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	SHARE BASED COMPENSATION (continued)

Total compensation expense relating to options, RSAs, RSUs and SARs granted to Eligible Persons after deducting forfeitures recognized for the nine months ended September 30, 2019 and 2020, respectively, is as follows:

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Share options:
Cost of revenue	212	97
Sales and marketing expenses	121	50
General and administrative expenses	49,309	123,426
Research and development expenses	437	307

	50,079	123,880

RSAs and RSUs:
Cost of revenue	1,158	3,150
Sales and marketing expenses	1,973	7,007
General and administrative expenses	20,712	24,218
Research and development expenses	7,353	30,305

	31,196	64,680

SARs:
Cost of revenue	192	1,826
Sales and marketing expenses	462	3,583
General and administrative expenses	198	2,139
Research and development expenses	7	291

	859	7,839

Total	82,134	196,399

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	INCOME TAX EXPENSE

The Company recorded an income tax expense of $49,853 and $97,474, respectively, for the nine months ended September 30, 2019 and 2020, respectively.

Income tax expense comprises:

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Income tax	36,786	78,350
Deferred tax	(8,368)	(18,209)
Withholding tax expense	21,435	37,333

	49,853	97,474

9.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Nine Months ended September 30,
	2019	2020
	$_	$_

Numerator:
Net loss attributable to ordinary shareholders	(1,179,010)	(1,094,464)

Denominator:
Weighted-average number of shares outstanding - basic and diluted	428,606,948	471,375,477

Basic and diluted loss per share:	(2.75)	(2.32)

The potentially dilutive securities such as share based payments and convertible notes were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

During the nine months ended September 30, 2019 and 2020, respectively, the Company issued 6,000,000 and 4,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

During the nine months ended September 30, 2019 and 2020, respectively, 5,119,481 and 4,504,376 issued Class A ordinary shares were used to settle the exercise of share incentive awards.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	RELATED PARTY TRANSACTIONS

(a)	Related parties (1)

Name of related parties	Relationship with the Company

i) Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company

(1)	These are the related parties that have engaged in significant transactions with the Company for the nine months ended September 30, 2019 and 2020.

(b)	The Company had the following significant related party transactions for the nine months ended September 30, 2019 and 2020, respectively:

	Nine Months ended September 30,
	2019	2020
	$_	$_

Royalty fee and license fee to:
- Tencent	92,659	81,557

Royalty fee and license fee from:
- Tencent	1,480	407

Rack rental income from:
- Tencent	344	201

Services provided by:
- Tencent	15,299	17,844

Interest expense to:
- Tencent	844	–

Conversion of convertible notes (principal amount) by:
- Tencent	100,000	–

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	RELATED PARTY TRANSACTIONS (continued)

(c)	The Company had the following significant related party balances as of December 31, 2019 and September 30, 2020:

	As of
	December 31,	September 30,
	2019	2020
	$_	$_
Amounts due from related parties:
Current:
- Tencent	477	377

Amounts due to related parties:
Current:
- Tencent	34,970	47,437

11.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments:

Digital entertainment – Garena’s platform offers mobile and PC online games across the region and develops mobile games for the global market. Garena is the global leader in eSports, it also provides access to other entertainment content and social features, such as live streaming of gameplay, user chat and online forums.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on Shopee’s platform.

Digital financial services – SeaMoney provides a variety of payment services to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	SEGMENT REPORTING (continued)

Information about segments for the nine months ended September 30, 2019 and 2020 presented were as follows:

	For the Nine Months ended September 30, 2019
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses (1) $	Consolidated $

Revenue	731,935	531,705	6,017	128,497	–	1,398,154

Operating income (loss)	323,965	(800,340)	(65,578)	(28,710)	(90,524)	(661,187)
Non-operating loss, net						(462,204)
Income tax expense						(49,853)
Share of results of equity investees						(2,558)

Net loss						(1,175,802)

	For the Nine Months ended September 30, 2020
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses (1) $	Consolidated $

Revenue	1,322,610	1,324,934	36,432	125,138	–	2,809,114

Operating income (loss)	619,678	(974,638)	(345,179)	(34,671)	(211,190)	(946,000)
Non-operating loss, net						(55,454)
Income tax expense						(97,474)
Share of results of equity investees						(660)

Net loss						(1,099,588)

(1) Unallocated expenses are mainly relating to share-based compensation, general and corporate administrative costs, such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11. SEGMENT REPORTING (continued)
Revenue from external customers is classified based on the geographical locations where the services were provided. With the continuous growth of the business, the revenue’s segment reporting was revised in the last annual consolidated financial statements to better reflect the contribution from each region.

	For the Nine Months ended September 30,
	2019	2020
	$_	$_
Revenue

Southeast Asia	885,126	1,783,037
Latin America	159,308	507,037
Rest of Asia	340,553	434,150
Rest of the world	13,167	84,890

Consolidated revenue	1,398,154	2,809,114

No single customer accounted for 10 percent or more of the Company’s total revenue for the nine months ended September 30, 2019 and 2020.

12.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents, restricted cash, available-for-sale investments and 2017 Convertible Notes at fair value. The liability component of the 2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes is measured at fair value on its issuance date. Cash equivalents are classified within Level 1 because they are valued using a quoted market prices in active markets for identical assets and liabilities.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12. FAIR VALUE MEASUREMENTS (continued)
As of December 31, 2019 and September 30, 2020, Level 3 assets and liabilities of the Company included investments in convertible loans, exchangeable loan and preference shares of investees, 2017 Convertible Notes and other current assets.
Investments in debt securities - for long term investment in debt securities, the Company used the Market approach to determine the equity value of the investees.  The fair value of debt securities was then derived from the equity value of the investees taking into account business risk, volatility and discount rates which requires the Company to make complex and subjective judgments. For short-term investment in debt securities, the carrying amount is approximate fair value due to its short-term nature.

2017 Convertible Notes – the Company used a binomial tree model to determine the fair value of the 2017 Convertible Notes. The binomial pricing model traces the evolution of the 2017 Convertible Notes’ key underlying variables in discrete-time. This is done by means of a binomial lattice (tree), for a number of time steps between the end of reporting period, which was December 31, 2019. The valuation model requires the Company to make complex and subjective judgments on certain underlying inputs applied to the valuation models including the expected volatility of its share price and estimated credit spread as of December 31, 2019.

Other current assets – the Company used Market approach to determine the fair value of foreclosed assets by comparing to the sale and purchase transactions of comparable assets in the market, adjusted with differences such as size, physical condition, location etc.

2018 Convertible Notes, 2019 Convertible Notes and 2020 Convertible Notes – the Company used discounted cash flow method to determine the fair value of the liability component (non-recurring, Level 3). The discounted cash flow took into account the present value of expected future cash flows from coupon interest and redemption amount, discounted by the credit yield as at issuance date with reference to similar instruments that did not have associated convertible features.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2019
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	55,723	–	–	55,723
Money market funds	537,615	–	–	537,615
Short-term investments	30,324	–	72,000	102,324
Time deposits – non-current	216	–	–	216
Available-for-sale investments – non-current	–	–	56,418	56,418
2017 Convertible Notes	–	–	(29,481)	(29,481)
Share appreciation rights	(1,500)	–	–	(1,500)

	622,378	–	98,937	721,315

	Fair value measurement at September 30, 2020
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	485,396	–	–	485,396
Short-term investments	21,891	–	20,429	42,320
Available-for-sale investments – non-current	4,993	–	37,589	42,582
Other current assets	–	–	17,288	17,288
Share appreciation rights	(7,935)	–	–	(7,935)

	504,345	–	75,306	579,651

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12. FAIR VALUE MEASUREMENTS (continued)
Level 3 instruments measured at fair value on a recurring basis $
Assets:
Available-for-sale investments

Current:
Balance at January 1, 2019	–
Investment during the year	72,000

Balance at December 31, 2019	72,000
Conversion into ordinary shares of investee	(72,000)
Addition	20,429

Balance at September 30, 2020	20,429

Non-current:
Balance at January 1, 2019	70,374
Impairment loss	(1,087)
Fair value loss included in other comprehensive loss	(16,580)

Balance at September 30, 2019	52,707
Fair value gain included in other comprehensive loss	3,711

Balance at December 31, 2019	56,418
Allowance for credit loss	(13,429)
Fair value loss included in other comprehensive loss	(5,400)

Balance at September 30, 2020	37,589

Other current assets
Balance at January 1, 2019 and December 31, 2019	–
Acquisition of subsidiary	8,718
Additions	10,309
Disposals	(227)
Write-down	(1,329)
Exchange differences	(183)

Balance at September 30, 2020	17,288

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.	FAIR VALUE MEASUREMENTS (continued)

Level 3 instruments measured at fair value on a recurring basis $
Liabilities:
2017 Convertible Notes
Balance at January 1, 2019	(636,716)
Fair value loss	(466,102)
Conversion into Class A ordinary shares	1,080,112

Balance at September 30, 2019	(22,706)
Fair value loss	(6,775)

Balance at December 31, 2019	(29,481)

Fair value loss	(87)
Conversion into Class A ordinary shares	29,568

Balance at September 30, 2020	–

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investments is recorded in the accumulated other comprehensive income (loss). Changes in the fair value of the 2017 Convertible Notes and other current assets are recorded in the consolidated statement of operations.

SEA LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $12,357 and $143,153, committed licensing fee payable for the licensing of game titles of $1,900 and $3,536 and commitment to invest in certain companies of $24,056 and $31,922 as of December 31, 2019 and September 30, 2020, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2019 and September 30, 2020, the minimum guarantee commitment amounted to $31,733 and $25,713 respectively, for its launched games, as well as licensed but yet to be launched games.

Operating lease commitments

The Company has entered into commercial operating and finance leases for the use of computers, offices and warehouses as lessee. These leases have original terms not exceeding 10 years. These leases have varying terms, escalation clauses and renewal rights. As of December 31, 2019 and September 30, 2020, the Company has additional operating leases, primarily for offices, that have not yet commenced of $12,968 with lease terms not exceeding 5 years and $29,167 with lease terms not exceeding 6 years, respectively.

Others

The Company has commitments to extend credit to customers on demand and interest receivables on non-performing assets which is not accrued. As of December 31, 2019 and September 30, 2020, the unused credit facilities and interest receivables on non-performing assets are amounted to nil and $26,491 and nil and $2,101, respectively.